Exhibit 7.1
FINANCIAL RATIOS

Year ended 31 March	2010	2009	[a]	2008	[a]	2007	[a]	2006	[a]

Financial ratios
Adjusted basic earnings per share[b] – pence	17.3	14.1		20.2		19.1		17.4
Reported basic (loss) earnings per share – pence	13.3	(2.5)		21.5		34.4		18.4
Adjusted return on capital employed[b,c] (unaudited)	16.0	14.5		17.7		17.6		18.1
Reported return on capital employed[c] (unaudited)	13.3	2.3		14.4		16.5		17.1
Adjusted interest cover before net pension interest[d] – times (unaudited)	2.9	2.5		3.6		4.2		3.6
Reported interest cover[e] – times (unaudited)	0.3	0.5		6.2		27.0		5.3

[a]	Restated. See page 94 of the Annual Report & Form 20-F 2010.

[b]	Adjusted results refer to the results before specific items, the BT Global Services contract and financial review charges in 2009, and net interest on pensions.

[c]	The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.

[d]	The number of times net finance expense before net pension interest and specific items is covered by adjusted operating profit.

[e]	The number of times reported net finance expense is covered by reported operating profit.